Exhibit 99.1

NervGen Reports First Quarter 2026 Financial Results and Provides Business Updates

•	Completed successful FDA End-of-Phase 2 meeting, reaching alignment on the study parameters of RESTORE, a registrational study of NVG-291 in chronic tetraplegia, with site activation underway and study initiation on track for mid-2026.

•	Independent, blinded biomechanical gait analyses of the CONNECT SCI study designed to differentiate genuine neural recovery from compensatory movement remain ongoing, with results anticipated in 2Q 2026.

•	Successfully listed on Nasdaq under the symbol 'NGEN' on January 8, 2026, and voluntarily delisted from the TSX Venture Exchange.

•	Strengthened leadership team with three senior appointments to support late-stage clinical development and Nasdaq listing.

VANCOUVER, British Columbia – May 18, 2026 – NervGen Pharma Corp. (“NervGen” or the “Company") (NASDAQ: NGEN), a
clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions, today reported financial results for the first quarter ended March 31, 2026, and provided business updates.

"With the achievement of FDA alignment on the study parameters of RESTORE, our registrational study of NVG-291 in chronic tetraplegia, NervGen is now firmly in execution mode," said Adam Rogers, MD, President and Chief Executive Officer of NervGen. "Our focus is on initiating the registrational study in mid-2026, advancing forward on behalf of the individuals living with SCI who today have no pharmacologic options capable of enabling meaningful recovery of function, independence, or quality of life. The progress we are making, including activating study sites and expanding our senior leadership team, reflect the necessary steps to advance a therapy of this magnitude toward potential approval."

Business Highlights

NVG-291 in Chronic Tetraplegia

RESTORE Registrational Study Progress

•	NervGen completed a successful End-of-Phase 2 meeting with the U.S. Food and Drug Administration (FDA), reaching alignment on the study parameters of RESTORE, a registrational study evaluating NVG-291 in chronic tetraplegia.

•	The RESTORE study is on track for initiation in mid-2026, with site activation underway.

CONNECT SCI Biomechanical Gait Analyses

•	Independent, blinded biomechanical gait analyses of the Phase 1b/2a CONNECT SCI study remain ongoing, conducted by a specialized movement intelligence company. The analyses are designed to objectively differentiate genuine neural recovery from compensatory movement by evaluating established recovery hallmarks: coordination, mechanical effort, and postural stability.

•	The Company continues to anticipate presenting results from these analyses in 2Q 2026.

Pipeline Expansion

•	NervGen continues to advance its strategy to expand NVG-291 into additional, complementary clinical indications as informed by preclinical evidence supporting potential efficacy across neurotraumatic and neurologic conditions.

•	The Company continues to expect to communicate its indication prioritization framework, supported by biological rationale, in mid-2026. The framework is intended to inform the initiation of clinical development activities in the selected indications.

Senior Leadership Additions During the First Quarter 2026

NervGen strengthened its leadership team with three senior appointments to support late-stage clinical development and its Nasdaq listing.

•	Keith Vendola, MD, MBA, Chief Financial Officer: Dr. Vendola brings more than 30 years of healthcare corporate finance experience. He most recently served as Chief Financial Officer of Wugen, a clinical-stage cell therapy company. Prior to Wugen, he was Chief Financial Officer of IO Biotech, leading the company through its initial public offering. Earlier in his career, he served as Chief Financial Officer and Chief Strategy Officer of Rezolute, where he led the company through financial transformation and its Nasdaq listing, as well as Chief of Staff to the Chief Executive Officer and Vice President of Competitive Strategy and Investor Relations at Coherus BioSciences, where his responsibilities spanned corporate development, strategy, operations, and investor relations.

•	Shamim Ruff, Chief Regulatory Affairs Officer: Ms. Ruff brings more than 30 years of strategic leadership in regulatory affairs. Most recently, Ms. Ruff served as Chief Regulatory Affairs Officer and Senior Vice President, Head of Quality Assurance at Stoke Therapeutics, leading regulatory strategy for the company's RNA medicine platform. Prior to Stoke, Ms. Ruff served as Chief Regulatory Affairs Officer at Sarepta Therapeutics, where she built the company's regulatory affairs and quality organizations and led regulatory strategy for its rare and infectious disease pipelines. She also served as Chair of the Development Advisory Board and Strategic Regulatory Advisor to the Chief Executive Officer and New Drug Application Submissions Team at Soleno Therapeutics and on the Board of Directors of Reata Pharmaceuticals until its acquisition by Biogen.

•	Christine McSherry, Senior Vice President, Patient Advocacy & Clinical Affairs: Ms. McSherry brings more than 30 years of experience bridging patient advocacy and clinical development. Most recently, Ms. McSherry co-founded Casimir, a clinical research organization that worked across more than 20 rare diseases, capturing and quantifying patient and caregiver perception of treatment benefit. Casimir's work pioneered the development of outcome measures to advance the FDA's patient-focused drug development initiative. Ms. McSherry served as Chief Executive Officer of Casimir until its acquisition by Emmes. In 2001, she founded the Jett Foundation following the diagnosis of her son, Jett, with Duchenne muscular dystrophy (DMD). The Foundation became a leading voice for affected families and played a central role in the advocacy efforts that contributed to the FDA's approval of Sarepta’s Exondys 51, the first approved therapy for DMD. Ms. McSherry continues to serve as a Director of the Jett Foundation and previously served on the Board of Directors of the Duchenne Alliance.

Additional Corporate Updates

•	NervGen successfully listed on Nasdaq under the symbol 'NGEN' on January 8, 2026, and voluntarily delisted its common shares from the TSX Venture Exchange in March 2026.

First Quarter 2026 Financial Results

Cash and Investments. As of March 31, 2026, NervGen had cash and investments of $16.6 million.

Research & Development (R&D). R&D expenses were $4.9 million for the three months ended March 31, 2026, compared to $3.1 million for the same period in 2025.

General and Administrative (G&A). G&A expenses were $2.7 million for the three months ended March 31, 2026, compared to $2.9 million for the same period in 2025.

Net Loss. Net loss for the three months ended March 31, 2026 was $1.7 million, or $0.02 per weighted-average common share outstanding (basic) and $0.09 per weighted-average common share outstanding (diluted), compared to a net loss of $3.9 million, or $0.06 per weighted-average common share outstanding (basic and diluted), for the same period in 2025. The reduction in net loss reflects a $5.7 million non-cash unrealized gain on the warrant derivative recorded during the period, compared to a $2.0 million non-cash unrealized gain for the same period in 2025, partially offset by higher operating expenses associated with preparation for the RESTORE registrational study.

About NervGen Pharma

NervGen Pharma Corp. (NASDAQ: NGEN) is a clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions. The Company’s mission is to transform the lives of individuals living with SCI by enabling the nervous system to repair itself. NervGen’s lead therapeutic candidate, NVG-291, is a subcutaneously administered, neuroreparative peptide designed to target the inhibitory CSPG-PTPσ pathway. NVG-291 is the first pharmacologic candidate to improve function, independence, and quality of life in chronic tetraplegia, as demonstrated in the Phase 1b/2a CONNECT SCI study. NVG-291 has received Fast Track designation from the FDA and Orphan Drug designation from the European Medicines Agency for the treatment of SCI. Through NVG-291 and the Company’s next-generation candidate, NVG-300, NervGen is pursuing a pharmacologic approach to transform the treatment paradigm for neurotraumatic and neurologic conditions with significant unmet medical need. For more information, visit www.nervgen.com and follow NervGen on X and LinkedIn.

Cautionary Note Regarding Forward Looking Statements

This news release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Such forward-looking statements herein include but are not limited to, the Company's current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements, or any other future events or developments constitute forward-looking statements, and the words "may", "will", "would", "should", "could", "expect", "plan", "intend", "trend", "indication", "anticipate", "believe", "estimate", "predict", "likely" or "potential", or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements relating to: the timing and status of the Company's initiation of the RESTORE registrational study in chronic tetraplegia, including site activation; the timing of the presentation of results from the independent, blinded biomechanical gait analyses of the CONNECT SCI Phase 1b/2a study; the Company's ability to distinguish genuine neural recovery from compensatory movement through such biomechanical analyses; the Company's plans to expand NVG-291 into additional, complementary clinical indications; the timing of communication of the Company's indication prioritization framework and the initiation of clinical development activities in selected indications; the Company's continued advancement of late-stage clinical development; the Company's potentially first-in-class candidate, NVG-291; the potential broad therapeutic applications of NVG-291; NVG-291 as potentially the first approved pharmacologic treatment for chronic tetraplegia; and the creation of neuroreparative therapeutics to enable the nervous system to repair itself in settings of neurotrauma and neurologic disease. Forward-looking statements are based on estimates and assumptions made by the Company in light of management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances. In making forward-looking statements, the Company has relied on various assumptions, including, but not limited to: its ability to obtain future funding on favorable terms, if at all; the accuracy of its financial projections; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Many factors could cause the Company's actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation, a lack of revenue, insufficient funding, reliance upon key personnel, the uncertainty of the clinical development process, competition, and other factors set forth in the "Risk Factors" section of the Company's most recently filed Annual Information Form, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca (which are also incorporated in the recently filed form 40-F available on the website of the U.S. Securities and Exchange Commission (the “SEC") at www.sec.gov), including the management’s discussion & analysis for the year-ended December 31, 2025. All clinical development plans are subject to additional funding. Readers should not place undue reliance on forward-looking statements made in this news release. Furthermore, unless otherwise stated, the forward-looking statements contained in this news release are made as of the date of this news release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

Huitt Tracey, Investors

htracey@nervgen.com

604.537.2094

David Schull or Ignacio Guerrero-Ros, Ph.D., Media

Russo Partners

David.Schull@russopartnersllc.com

Ignacio.Guerrero-Ros@russopartnersllc.com

858.717.2310